Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BYND CANNASOFT ENTERPRISES INC.

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders of BYND Cannasoft Enterprises Inc. (the “Company”) will be held in the boardroom at 733 Seymour Street, Suite 2900, Vancouver, British Columbia on Monday, May 29th, 2023 at 8:00AM Pacific time (11:00AM Eastern time, 6:00PM Israel time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022 and the auditor’s report thereon;

2.	to fix the number of directors to be elected for the ensuing year at eight (8);

3.	to elect directors of the Company for the ensuing year;

4.	to appoint Reliant CPA PC as auditor for the Company for the ensuing year and authorize the directors to fix the auditor’s remuneration;

5.	to approve the Company’s proposed 10% rolling stock option plan (the “2023 Option Plan”) and all unallocated options, rights and other entitlements thereunder, as described in the Company’s management information circular dated April 21, 2023;

6.	to approve the Company’s proposed restricted share unit plan (the “2023 RSU Plan”) and all unallocated options, rights and other entitlements thereunder, as described in the Company’s management information circular dated April 21, 2023; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof,

all as are more particularly set out in the management information circular accompanying this notice. The Company’s audited financial statements, auditor’s report and management’s discussion and analysis for the fiscal year ended December 31, 2022 are available for download on the Company’s website: www.cannasoft-crm.com or on SEDAR: www.sedar.com.

The Company encourages shareholders to vote by proxy. No management presentation will be made at the Meeting; instead, you may contact the Company (gabi@cannasoft-crm.com) if you wish to receive an invitation to a Company investor webinar. Please note that nobody experiencing any symptoms of COVID-19, including but not limited to fever, cough or difficulty breathing, will be permitted to attend the Meeting.

If you are a registered shareholder of the Company, please date and sign the enclosed form of proxy and return it in the envelope provided or vote in the manner specified in the form of proxy. All proxies to be valid, must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1 no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 11:00AM Toronto time, 8:00AM Vancouver time, 6:00PM Israel time), on Friday, May 25th, 2023).

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If you are not a registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the enclosed voting instruction form in accordance with the instructions provided to you by your broker or intermediary.

BY ORDER OF THE BOARD OF DIRECTORS

“Yftah Ben Yaackov”
Chief Executive Officer & Director

April 21, 2023

Vancouver, B.C.